World Leader In Eye Care

$8.2B	90%

2021 sales	Of visual impairment is preventable or treatable[1]

$400B+	140+

Estimated annual costs of productivity loss associated with sight impairment[2]	Countries served by over 24,000 associates

100+

Pipeline products under development and 1,400+ associates working in R&D

Note: Numbers are rounded for presentation purposes.
[1] Source: The International Agency for the Prevention of Blindness.
[2] Source: Global economic productivity losses from vision impairment and blindness. Marques et al. The Lancet. 26 April 2021.

Table of Contents	i	Table of Contents

	ii	Message from the Board Chair

	iv	Message from the Chief Executive Officer

	vi	Market Overview

	viii	Select Financial Highlights

	x	Portfolio Update: Surgical

	xi	Portfolio Update: Vision Care

	xii	Customer Testimonials: Surgical

	xiii	Customer Testimonials: Vision Care

	xiv	Innovation

	xv	Corporate Citizenship

Alcon Annual Report 2021	i

To Our Shareholders:
Two thousand twenty-one was an important year in Alcon’s evolution. In just our second full year as an independent public company, we completed our separation from our former parent company, delivered on our financial commitments, paid our first dividend and made great strides in embedding a culture driven by speed and simplicity and ownership and accountability. Our strong performance in 2021 demonstrates the resilience of our business, the strength of our innovation engine and the expertise of our commercial organization. With markets around the world still recovering from the COVID-19 pandemic, we remained focused on creating long-term value. We advanced our transformation program, strengthened our product pipeline, supported a record number of new product launches and invested in new state-of-the-art manufacturing lines. Most importantly, we delivered on our commitments to our stakeholders.
Our Mission
As one of the world’s largest companies focused exclusively on the eye, we embrace our mission of improving lives by helping people See Brilliantly. We recognize the powerful impact that our innovation has on the quality and delivery of eye care, the ability of people to readily access treatment, and how we can create meaningful change in the lives of our customers and their patients.
Vision correction is a potent tool for social and economic development, yet for millions of people around the world, access to quality eye care is limited or even unavailable. We believe everyone, regardless of their location or ability to pay, should have access to quality care. It is an astonishing fact that 90% of all vision impairments are preventable or treatable,[1] yet more than a billion people across the globe live with uncorrected and untreated conditions. Alcon is uniquely positioned to address these needs, and in 2021 we increased our focus on our mission through our many philanthropic programs. Through product donations and extensive training and education programs, the Alcon Foundation and Alcon Cares are a driving force dedicated to setting up infrastructure in underserved parts of the world to treat vision loss due to cataracts and retinal conditions. Partnering with organizations like Orbis, Mercy Ships, and eye care hospitals in low- and middle-income countries, we are growing and strengthening the eye care workforce so more people can receive quality eye care.

We recognize the powerful impact that our innovation has on the quality and delivery of eye care, the ability of people to readily access treatment, and how we can create meaningful change in the lives of our customers and their patients.

1.Source: The International Agency for the Prevention of Blindness.

ii	Alcon Annual Report 2021

Sometimes, it’s a simple pair of glasses that can change a person’s life. However, just like ophthalmic care, optometric care is often scarce or out of reach for low-income patients in every corner of the globe. Through our partnerships with optometric organizations, we are providing vision screenings, eye exams and glasses to adults and children in locations of need as disparate as India and the US. These programs open the door to new opportunities for patients. With vision correction, patients can return to or continue to work or excel in school and live safer, longer lives. Alcon’s social mission of helping everyone see brilliantly imbues our company, culture, associates, management and Board with purpose and pride.
Governance and Shareholder Outreach
As a Board, we value our interactions and feedback from our shareholders. In the second half of 2021, we engaged with shareholders representing nearly 40% of our outstanding shares to discuss our corporate governance. I attended many of these engagements personally. While we have been hosting these annual engagements since becoming an independent company, in 2021, we increased our outreach to hear as many different shareholder perspectives as possible. We received valuable shareholder insights on our governance framework, our peer group, our compensation philosophy, program and disclosures. The Compensation Report and Corporate Governance sections of this Annual Report reflect the Board’s careful consideration and actioning of that feedback.
Further demonstrating the Board’s and management’s attention to the growing importance of environmental, social and governance matters, we published our second Corporate Responsibility Report in 2021, where we enhanced our disclosure and discussion around our efforts to expand access to eye care, drive diversity and inclusion and reduce our environmental footprint. That report is available on our website, and I encourage you to take a look and discover some of the many exciting happenings at Alcon.
Finally, our successes in 2021 would not have been possible without the dedication and inspiration of our Alcon associates. I am proud of their commitment to delivering eye care products and services that benefit our customers, their patients and our communities to help more people around the world to See Brilliantly.
Thank you for your continued trust and support.
Yours sincerely,
F. Michael Ball
Chair

Our Stakeholders

•Investors	•Patients •Customers •Ophthalmologists •Optometrists •Eye Care Professionals	•Associates •Communities	•Research Partners •Suppliers

Alcon Annual Report 2021	iii

Dear Fellow Shareholders,
Two thousand twenty-one was a year that affirmed the importance of eye care, the resilience of our industry and the agility of Alcon in successfully navigating the unique dynamics of a fast-evolving world. We saw ongoing, increased demand for eye care as people reassessed their personal wellness during the pandemic and placed an even greater importance on the value of spectacle independence and good vision. As the global leader in eye care, we are uniquely positioned to fulfill our purpose of helping people See Brilliantly around the world.
Strong Execution in an Uncertain Environment
We delivered exceptional results and made significant progress on our strategic commitments in 2021.
•We completed the separation from our former parent company, allowing us to focus more intently on innovating products that delight our customers;
•We advanced our transformation program, which is optimizing our cost structure and creating greater organizational agility;
•We continued to invest in research and development to strengthen our pipeline and sales and marketing to support our new product launches;
•We expanded our new flexible contact lens manufacturing platform, increasing our capacity and agility and;
•We exceeded our financial commitments by delivering robust sales, earnings and cash flow generation driven by innovation, strong commercial execution and a healthy market recovery.
We did all of this in a year where global markets were recovering from the pandemic and broader economic conditions challenged the world.
Serving Patients, Building for the Future
Alcon remains committed to partnering with eye care professionals to create products and technologies that increase efficiencies, improve surgical outcomes and provide patients with new innovative options to treat their eye care needs.

Alcon remains committed to partnering with eye care professionals to create products and technologies that increase efficiencies, improve surgical outcomes and provide patients with new innovative options to treat their eye care needs.

iv	Alcon Annual Report 2021

We do this by leading the eye care industry in research and development, which has enabled Alcon to deliver breakthrough innovation with key new products across the business:
•In our Surgical franchise, Alcon is the global market leader in advanced technology intraocular lenses (“AT-IOLs”). PanOptix, the only tri-focal currently available in the US, and Vivity, the only non-diffractive presbyopia-correcting lens on the market, are bringing more patients into AT-IOLs. Alcon is also delivering innovative equipment and technologies in areas such as biometry and visualization, creating a surgical equipment ecosystem for surgeons.
•In Contact Lenses, we introduced PRECISION1 for Astigmatism in the US and Europe, bringing the benefits of a silicone hydrogel ("SiHy") daily disposable toric contact lens to even more patients at a mainstream price. Additionally, we are bringing innovations into a large, underserved reusable contact lens category with TOTAL30, the first reusable SiHy lens with water gradient technology. Wearers and eye care practitioners alike are responding favorably to both lenses, and these new products, along with the PRECISION1 spherical lens, underpin Alcon’s strong performance in this segment.
•In Ocular Health, we introduced new multi-dose preservative-free (“MDPF”) options in the Systane family of artificial tears, benefiting patients with sensitive, dry eyes. Also, the switch of Pataday Extra Strength from prescription to over-the-counter brought all-day eye allergy itch relief to millions of allergy sufferers in the US, just in time for spring allergy season.
We are an innovation company at our core, and our innovations are winning in the marketplace. We are gaining share and growing faster than the overall market in both our Surgical and Vision Care franchises. At the same time, we continue to focus on the long-term as we prepare for future innovations to meet the evolving needs of doctors and their patients.
One such area is glaucoma, the second-largest cause of blindness after cataracts, affecting more than 100 million people worldwide1, with significant unmet patient need. We recently have achieved two key milestones in this rapidly growing space. In 2021, we acquired the US commercialization rights for Simbrinza, a prescription eye drop that works to lower pressure in the eye and treat glaucoma. In early 2022, we closed our acquisition of Ivantis, the developer of the novel Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower eye pressure for open-angle glaucoma patients. Our global commercial footprint and knowledge of the ophthalmology community give us a unique opportunity to leverage our commercial execution expertise to help even more patients See Brilliantly.
Investing in Enablers
We know culture is a competitive advantage, and we’ve taken great strides towards improving speed and simplicity, and ownership and accountability. These cultural traits enable us to thrive in an environment marked by unprecedented uncertainty. Combined with an inclusive team environment, these traits are helping to accelerate our innovation engine.
Our successes in 2021 would not have been possible without the dedication and resilience of our 24,000+ Alcon associates. I am proud of their unparalleled commitment to deliver eye care products and services that benefit patients and communities around the world.
Sincerely,
David J. Endicott
Chief Executive Officer

1.Source: Market Scope: 2021 Glaucoma Surgical Device Market Report.

Alcon Annual Report 2021	v

Keeping Eye Care in Sight
The need for eye care around the world is clear. Uncorrected vision impairment is more than an inconvenience — it creates real social and economic costs. Annually, it is estimated that over $400 billion of global productivity is lost from sight impairment.[1] And yet, 90% of vision impairment is preventable or treatable.[2] Moreover, uncorrected vision disproportionately impacts the economically disadvantaged—of the more than one billion people living with uncorrected vision impairment, 90% are in low-to middle-income countries.[3]
Unmet Needs, Meaningful Innovation
We serve a $27 billion global market that we estimate will grow mid-single digits per year from 2021 to 2026.[4] The eye care industry has proven resilient with key favorable trends driving market dynamics and volumes recovering as markets reopen.
By 2050, more than two billion people will be over age 60, more than double current levels.[5] With the incidence of cataracts and retinal disease driven by aging, we expect demand for ophthalmic surgeries will continue to increase. Additionally, improved patient outcomes driven by innovation in AT-IOLs could drive increased demand for these technologies. With its leading portfolio of AT-IOLs, Alcon is well-positioned to play an ongoing role to meet this need.
In the next 10-15 years, the middle class will grow by approximately 1.7 billion people.[6] Consumers are increasingly interested in making investments in their health and wellness — including eye care. In some markets, government payments during COVID-19 contributed to discretionary income, additionally benefiting health, wellness and eye care categories. From AT-IOLs to premium contact lenses for astigmatism and presbyopia to refractive laser surgery, we continue to see an increased interest in spectacle independence.
[1] Source: Global economic productivity losses form vision impairment and blindness. Marques et al. The Lancet. 26 April 2021.
[2]Source: The International Agency for the Prevention of Blindness.
[3]Source: The Lancet Global Health Commission on Global Eye Health: vision beyond 2020. Burton et al. 16 February 2021.
[4]Source: Market Scope and Alcon internal estimates.
[5]Source: World Health Organization. Multi-sectoral action for a life course approach to healthy aging: draft global strategy and plan of action on aging and health, 69th World Health Assembly, Geneva, 2016 April 22 (A69/17).

Footnotes continue on page vii.

Sizeable opportunities with large unmet needs

153 million with uncorrected refractive errors[9]

1.8 billion have presbyopia, projected to increase to 2.1 billion in 2030[10]

1.4 billion live with dry eye[8]

65 million with moderate to severe vision impairment due to cataracts[10]

146 million have diabetic retinopathy[10]

103 million live with glaucoma[7]

vi	Alcon Annual Report 2021

Advancements in diagnostics have led to a higher discovery of retinal conditions. And, given the central role of the retina in vision, the demand for retinal surgery is expected to grow.
Glaucoma affects nearly 103 million people globally[7] and is the second-leading cause of blindness after cataracts. Glaucoma is often referred to as the “silent thief” because patients experience few symptoms before the disease progresses to the point of irreversible vision loss. There is a significant unmet patient need in the space. It is estimated that just over 44% of individuals with glaucoma are diagnosed globally with underdeveloped countries experiencing more gaps in diagnosis and treatment.[7] If diagnosed, intraocular pressure-lowering eye drops, MIGS devices and other surgical products can help lower intraocular eye pressure.
Ongoing innovation is presenting new options for vision correction and eye health across patient populations to improve patient outcomes, increase access and address treatment for difficult and complex diseases. Increasingly, data is being integrated into surgical equipment ecosystems, allowing doctors to better diagnose eye conditions, improve decision-making and have seamless access to data using digital health solutions. Connectivity between the clinic and the operating room allows for better efficiency and accuracy by reducing manual diagnostics and data collection that can introduce human error and longer lead times. And, these innovations help address a growing demand for cataract procedures due to an aging population.
Digital screen usage continues to increase eye strain, which is leading to a significant rise in myopia. We believe this trend will result in an increase in the number of patients who will need vision correction and ocular health products to relieve dry, tired eyes. The introduction of multi-dose preservative free (“MDPF”) lubricating eye drops is driving new growth in the category and delivering on an unmet need for patients with sensitive eyes.

Footnotes continue from page vi.

[6] Source: A global tipping point. Half the world is now middle class or wealthier. Kharas and Hamel. The Brookings Institute. 27 September 2018.
[7]Source: Market Scope: 2021 Glaucoma Surgical Device Market Report.
[8]Source: Market Scope: 2020 Dry Eye Products Market Report.
[9]Source: World Health Organization. Online Q&A. 7 October 2013.
[10] Source: World Health Organization. World report on vision. 2019.

E
F P
T C Z
F P V D
P E C F D
E D F C Z P
E D F L N O P T Z
K N P R U V Z

Alcon Annual Report 2021	vii

			Change % 2021 vs. 2020			Change % 2020 vs. 2019
($ millions unless indicated otherwise)	2021	2020	$	cc*	2019	$	cc*
Net sales to third parties	8,222	6,763	22	20	7,362	(8)	(8)
Operating income/(loss)	580	(482)	nm	nm	(187)	(158)	(138)
Operating margin (%)	7.1	(7.1)			(2.5)
Diluted earnings/(loss) per share ($)	0.76	(1.09)	nm	nm	(1.34)	19	24

Core results*
Core operating income	1,443	789	83	78	1,265	(38)	(35)
Core operating margin (%)	17.6	11.7			17.2
Core diluted earnings per share ($)	2.15	1.04	107	101	1.89	(45)	(42)

Cash flows from operating activities	1,345	823			920
Free cash flow*	645	350			367

Our 2021 IFRS results reflect the strong recovery in the United States with varied paces of recovery in international markets from the COVID-19 pandemic and the following items:

Amortization of certain intangible assets of $529 million

Impairments of $225 million on intangible assets

Separation costs of $36 million in 2021; life-to-date, separation costs were $490 million

Transformation costs of $68 million in 2021; life-to-date, transformation costs were $169 million

*    A non-IFRS measure. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

viii	Alcon Annual Report 2021

In 2021, net sales to third parties increased 22%, or 20% on a constant currency basis.* This growth was driven by our innovative new product launches coupled with strong commercial execution and underpinned by global markets recovering from the COVID-19 pandemic.
Surgical revenues benefited from the launch of Vivity, a non-diffractive presbyopia-correcting intraocular lens ("PC-IOL"), in the US, as well as continued demand for PanOptix. The Surgical franchise also saw strong demand for equipment, particularly refractive and cataract.
Vision Care sales benefited from double-digit growth in contact lenses, particularly in the US, driven by growth in our SiHy contact lenses, including PRECISION1, PRECISION1 for Astigmatism and DAILIES TOTAL1. Additionally, we saw strong demand for our portfolio of eye drops, including the Systane family of artificial tears and the Pataday family of allergy drops.
Operating leverage driven by sales growth enabled us to expand core operating margin* by 590 basis points (“bps”) over 2020.
We generated $1.3 billion in net cash from operating activities and $645 million in free cash flow,* while continuing to expand our contact lens manufacturing capacity.

Net sales to 3rd Parties                Core operating margin*

Core diluted EPS*                    Free cash flow*

*    A non-IFRS measure. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

Alcon Annual Report 2021	ix

Surgical pipeline: rich product flow fueling growth
Surgical Portfolio
Implantables
We introduced Vivity, a non-diffractive extended depth of focus (“EDOF”) IOL in the US and other markets. Vivity allows for extended range of vision and presbyopia correction while delivering the visual disturbance profile of a monofocal lens. Since its introduction, it has complemented PanOptix as a leading PC-IOL and is gaining traction with surgeons across launch markets.
Consumables
We offer surgeons customizable Custom Pak procedure packs for ophthalmic use. The products included in each Custom Pak are tailored to the specific needs and use cases of each surgeon, increasing convenience and reducing waste. Additionally, Alcon’s widespread base of installed equipment drives sales of consumables intended for or complementary to our equipment.
Equipment/Other
Alcon offers a comprehensive portfolio of surgical equipment. We continue to lead the industry with our Centurion phacoemulsification (“phaco”) technology, which has been further enhanced by recent innovation such as the Active Sentry handpiece, which detects intraocular pressure in real time. Additionally, our recent expansion into the diagnostics market with the ARGOS biometer continues to be well received by customers.

Net Sales USD in million

2019–2020 PanOptix (US) Vivity (International) ARGOS biometer Legion (International) Value segment phaco console

2021–2022 Vivity (US) InnovEyes Refractive diagnostic for myopia treatment Clareon family of products Hydrus Microstent

2023 & Beyond Next-generation diagnostic All-in-one office diagnostic platform Next-generation phaco vit-ret console Best-in-class console Novel delivery system Allows for smaller incision sizes

x	Alcon Annual Report 2021

Vision Care Portfolio
Contact Lenses
At the beginning of the year, Alcon launched PRECISION1 for Astigmatism in the US. Positioned as a mainstream market toric lens, the launch expands Alcon’s portfolio of daily disposable, silicone hydrogel lenses to the fast-growing, toric market segment. Over the year, PRECISION1 and PRECISION1 for Astigmatism were concurrently introduced to mainstream lens markets throughout Europe. Later in the year, Alcon launched TOTAL30, the first and only monthly replacement, water gradient contact lens, in the US and European markets. The launch extends Alcon’s brand of premium contact lenses delivering an ultimate wearing experience for reusable contact lens wearers, which account for an estimated 45% of the market.
Ocular Health
To build upon the success of Systane, Alcon launched two new multi-dose preservative-free artificial tears. Both Systane Ultra and Systane Hydration Multi-Dose Preservative-Free are now available in convenient, multi-dose bottles for dry eye patients. The fast-growing, preservative-free segment of artificial tears represents a significant part of the global market. In the allergy space, Alcon brought Pataday Extra Strength from prescription to over the counter (“OTC”) in the US. Pataday Extra Strength offers customers a full 24 hours of protection against eye allergies. In addition, Alcon acquired US commercial rights to the ophthalmic eye drop, Simbrinza, an ophthalmic eye drop for glaucoma. This acquisition, combined with Alcon’s existing OTC portfolio, gives Alcon a strong ophthalmic eye drop portfolio and a greater opportunity to capitalize on both the large glaucoma market and the fast-growing dry eye and ocular allergy markets.
* 3Q21 net sales
Net Sales USD in million	Vision Care pipeline: rich product flow fueling growth

2019–2020 PRECISION1 (US) Pataday Twice Daily and Once Daily (US)

2021–2022
PRECISION1 (International)
PRECISION1 for Astigmatism
DAILIES TOTAL1 for Astigmatism
TOTAL30
Systane Complete, Ultra and Hydration Multi-Dose Preservative-Free
Pataday Once Daily Extra Strength (US)
Simbrinza glaucoma drop (US)

2023 & Beyond Novel contact lens offering TOTAL30 for Astigmatism TOTAL3O Multifocal

Alcon Annual Report 2021	xi

Surgical

In patient diagnostics, continued innovation is critical to improving practice efficiency, increasing patient flow and improving outcomes.
Alcon has taken this to heart with its latest diagnostic innovations, which allow accurate measurement, fast acquisition and improved and consistent outcomes, especially for toric IOLs. This type of technology helps lower the threshold for those wanting to effectively address the management of astigmatism.
— Dr. Kjell Gunnar Gundersen
Ophthalmic Surgeon, Norway

Recent innovations in advanced technology IOLs provide eye surgeons with more presbyopia-mitigating IOL options, increasing the number of patients that can achieve an expanded range of vision.
Alcon is a leading innovator and driving force in delivering these new lenses that meet the needs of doctors and enhance the lives of patients.
— Dr. Cathleen McCabe
Chief Medical Officer, Eye Health America and Medical Director, The Eye Associates

xii	Alcon Annual Report 2021

Vision Care

In my experience, some reusable contact lens wearers think discomfort is the norm with lenses and attribute this to the 30-day wear cycle.

With TOTAL30, I now have a go-to lens for my patients who prefer reusable lenses and a premium wearing experience all month long.
There is no longer a comfort compromise!
— Dr. Pamela Lowe, O.D.
Professional Eye Care Center, Illinois, USA

I'm excited to share Systane Hydration MDPF Lubricant Eye Drops with my dry eye patients ...
… who use drops frequently throughout the day to help relieve their symptoms and provide long-lasting relief.
— Dr. Paul Karpecki, O.D., FAAO
Kentucky Eye Institute, Kentucky, USA

Alcon Annual Report 2021	xiii

We are an innovation company at the core, which starts with a deep understanding of our customers’ needs. We have over 1,400 associates in research and development (“R&D”) with unparalleled success in key areas, including optics, material science, chemistry, software, hardware, precision manufacturing and technical operations, clinical research and global regulatory affairs. Alcon’s annual R&D commitments are among the highest in the industry, and drive our innovation engine.
In Surgical, Alcon has a bold history of innovation. Our recent growth in implantables stems from the innovative features of PanOptix and Vivity. PanOptix remains the only trifocal available in the US. Vivity addresses a key surgeon and patient pain point with traditional AT-IOLs: visual disturbances, including halos and glares. Additionally, we continue to enhance the functionality and value of our equipment with incremental innovations like Active Sentry.
In Vision Care, we continue to innovate to meet evolving customer needs. We adapted the water gradient feature of DAILIES TOTAL1 for the underserved reusable contact lens market by launching TOTAL30, which feels like nothing on Day 1 and Day 30. And as customers continue to spend more time in front of screens, we’re seeing increased incidence of dry eye. To meet this growing need, we introduced multi-dose preservative-free formulations of our leading Systane Ultra and Hydration formulations.
Innovation remains our highest capital priority and continues to generate strong returns while strengthening our position as the leader in eye care.

DAILIES TOTAL1

PanOptix

PRECISION1 & PRECISION1 for Astigmatism

Systane family of artificial tears

TOTAL30

Vivity

xiv	Alcon Annual Report 2021

Rooted in our mission of helping people see brilliantly, Alcon’s corporate citizenship efforts focus primarily on increasing access to eye care through charitable programs and market-strengthening endeavors. Access to cataract services is often limited and rudimentary in low-income and/or remote areas of the world. Delayed or a lack of treatment can lead to patients being needlessly blind. The Vision Loss Expert Group estimates that 17 million of the 43 million people living with blindness are “cataract blind.”[1] As the population ages, the need for cataract surgery and well-trained cataract surgeons in low-income areas will only increase.
The key to addressing this cataract care crisis is twofold: training and distribution. Our training efforts are focused on upskilling ophthalmologists so that they are proficient in the latest techniques and technologies. It is equally important to consider how to best optimize distribution of those ophthalmologists so that services are available in underserved locations. This approach makes eye care and all the opportunity that comes with it available to low-income, underserved populations.
Alcon makes charitable contributions to support eligible non-profit organizations through two separate entities: the Alcon Foundation, which provides monetary donations, and Alcon Cares, which provides product and equipment donations. These donations provide quality eye care services and build eye care capacity in underserved areas around the world. In 2021, Alcon Cares donated $11 million in products and equipment, and volunteer surgeons performed 8,700 cataract and other surgeries during Alcon Cares-supported medical missions.
Alcon also helps strengthen eye care markets in select areas through our Phaco Development (“PD”) program, the world’s preeminent course in empowering surgeons to provide sustainable cataract patient care in underserved communities. Alcon partners with ophthalmic teaching institutions to provide surgical training that is often not available in medical school or residency programs. A dedicated Alcon team of more than 200 PD specialists support surgeon training in Russia, China, India, Vietnam, Bangladesh, Indonesia and Nepal to increase capacity and access to phaco — the standard of care in cataract surgery.

1.Source: The Vision Loss Group and the International Agency for the Prevention of Blindness. https://www.iapb.org/learn/knowledge-hub/eye-conditions/cataract/

Shareholder and Board Engagement

First Quarter •Full Year Earnings •Published Annual Report •Published Say-on-Pay Report

Second Quarter •2021 Annual General Meeting; closed format due to pandemic

Third Quarter •2nd Corporate Responsibility Report published •Initiated fall governance outreach, engaged with investors representing ~40% of Alcon ownership

Fourth Quarter •Feedback from fall governance outreach relayed to the Board •Performance evaluation, target setting, compensation planning

Alcon Annual Report 2021	xv

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xvi	Alcon Annual Report 2021